Exhibit 18.1

{Frazer Frost, LLP Letterhead}

Board of Directors
Charles & Colvard, Ltd.
300 Perimeter Park Drive, Suite A
Morrisville, North Carolina  27560

Dear Directors,

We are providing this letter to you for inclusion as an exhibit to your Form 10-Q filing pursuant to Item 601 of Regulation S-K.

We have been provided a copy of Charles & Colvard, Ltd.’s (the “Company”) quarterly report on Form 10-Q for the period ended March 31, 2010.  Note 5, therein describes a change in accounting principle for inventory costing from the first-in, first-out method to the average cost method.  It should be understood that the preferability of one acceptable method of accounting over another for inventory costing has not been addressed in any authoritative accounting literature, and in expressing our concurrence below, we have relied on management’s determination that this change in accounting principle is preferable.  Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-Q and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Company’s circumstances, the adoption of a preferable accounting principle in conformity with Accounting Standard Codification 250-10, “Accounting Changes and Error Corrections.”  We have not audited any financial statements of the Company as of any date or for any period subsequent to December 31, 2009.  Accordingly, our comments are subject to change upon completion of an audit of the financial statements covering the period of the accounting change.

Very truly yours,

/s/ FRAZER FROST, LLP

Little Rock, Arkansas
May 13, 2010